UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2014

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2014

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
REVENUES (note 8)	241,402	222,412	500,636	434,524

OPERATING EXPENSES
Voyage expenses	26,256	23,273	59,710	46,221
Vessel operating expenses (note 8)	88,184	86,519	176,314	163,843
Time-charter hire expense	4,975	14,093	16,387	28,870
Depreciation and amortization	48,474	50,265	96,962	94,775
General and administrative (notes 8, 13 and 15)	18,054	10,417	32,903	20,807
Restructuring (recovery) charge (note 7)	(821)	1,395	(262)	2,054

Total operating expenses	185,122	185,962	382,014	356,570

Income from vessel operations	56,280	36,450	118,622	77,954

OTHER ITEMS
Interest expense (notes 6 and 8)	(21,568)	(16,035)	(40,488)	(27,663)
Interest income (note 8)	190	1,465	367	1,660
Realized and unrealized (losses) gains on derivative instruments (note 9)	(38,144)	33,901	(74,776)	32,824
Equity income	2,388	1,598	6,091	1,598
Foreign currency exchange (loss) gain (note 9)	(2,836)	3,555	(3,611)	(83)
Loss on bond repurchase (note 6)	—	—	—	(1,759)
Other income – net	72	260	462	574

Total other items	(59,898)	24,744	(111,955)	7,151

(Loss) income from continuing operations before income tax expense	(3,618)	61,194	6,667	85,105
Income tax expense (note 10)	(182)	(456)	(1,445)	(222)

Net (loss) income from continuing operations	(3,800)	60,738	5,222	84,883
Net loss from discontinued operations (notes 8 and 14)	—	(2,134)	—	(4,309)

Net (loss) income	(3,800)	58,604	5,222	80,574

Non-controlling interests in net (loss) income	1,654	3,274	3,333	5,051
Dropdown Predecessor’s interest in net income (note 3)	—	(2,225)	—	(2,225)
Preferred unitholders’ interest in net (loss) income (note 12)	2,719	1,813	5,438	1,813
General Partner’s interest in net (loss) income from continuing operations	3,696	3,980	7,639	7,383
General Partner’s interest in net (loss) income from discontinued operations	—	(147)	—	(477)
General Partner’s interest in net (loss) income	3,696	3,833	7,639	6,906
Limited partners’ interest in net (loss) income from continuing operations	(11,869)	53,896	(11,188)	72,861
Limited partners’ interest in net (loss) income from continuing operations per common unit - basic (note 12)	(0.14)	0.65	(0.13)	0.89
Limited partners’ interest in net (loss) income from continuing operations per common unit - diluted (note 12)	(0.14)	0.65	(0.13)	0.89
Limited partners’ interest in net loss from discontinued operations	—	(1,987)	—	(3,832)
Limited partners’ interest in net loss from discontinued operations per common unit - basic (note 12)	—	(0.02)	—	(0.05)
Limited partners’ interest in net loss from discontinued operations per common unit - diluted (note 12)	—	(0.02)	—	(0.05)
Limited partners’ interest in net (loss) income	(11,869)	51,909	(11,188)	69,029
Limited partners’ interest in net (loss) income per common unit - basic (note 12)	(0.14)	0.63	(0.13)	0.85
Limited partners’ interest in net (loss) income per common unit - diluted (note 12)	(0.14)	0.63	(0.13)	0.85

Weighted-average number of common units – basic	85,529,102	82,726,359	85,492,401	81,423,123
Weighted-average number of common units – diluted	85,529,102	82,742,751	85,492,401	81,432,027

Cash distributions declared per unit	0.5384	0.5253	1.0768	1.0506
Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net (loss) income	(3,800)	58,604	5,222	80,574

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments	—	—	—	6
Realized net loss on qualifying cash flow hedging instruments	—	—	—	52

Other comprehensive income	—	—	—	58

Comprehensive (loss) income	(3,800)	58,604	5,222	80,632

Non-controlling interests in comprehensive (loss) income	1,654	3,274	3,333	5,051
Preferred unitholders’ interest in comprehensive (loss) income	2,719	1,813	5,438	1,813
Dropdown Predecessor’s interest in comprehensive (loss) income (note 3)	—	(2,225)	—	(2,225)
General and limited partners’ interest in comprehensive (loss) income	(8,173)	55,742	(3,549)	75,993

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2014	December 31, 2013
	$	$
ASSETS
Current
Cash and cash equivalents	251,561	219,126
Accounts receivable, including non-trade of $42,823 (December 31, 2013 - $40,043) (notes 9 and 11a)	153,226	176,265
Net investments in direct financing leases - current (note 4b)	5,537	5,104
Prepaid expenses	34,073	31,675
Due from affiliates (note 8b)	55,843	15,202
Current portion of derivative instruments (note 9)	712	500
Other current assets	3,987	3,051

Total current assets	504,939	450,923

Vessels and equipment
At cost, less accumulated depreciation of $1,111,773 (December 31, 2013 - $1,016,812)	2,931,060	3,059,770
Advances on newbuilding contracts and conversion costs (notes 11c, 11e and 15)	114,087	29,812
Investment in equity accounted joint venture (note 8d)	58,338	52,120
Net investments in direct financing leases (note 4b)	73,909	22,463
Derivative instruments (note 9)	5,743	10,323
Deferred tax asset	8,106	7,854
Other assets	45,723	35,272
Intangible assets – net	8,423	10,436
Goodwill	129,145	127,113

Total assets	3,879,473	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	16,754	15,753
Accrued liabilities (notes 7, 9 and 11a)	121,243	138,156
Deferred revenues	24,004	29,075
Due to affiliates (note 8b)	75,577	121,864
Current portion of long-term debt (note 6)	339,087	806,009
Current portion of derivative instruments (note 9)	63,136	47,944
Current portion of in-process revenue contracts	12,744	12,744

Total current liabilities	652,545	1,171,545

Long-term debt (note 6)	2,204,394	1,562,967
Derivative instruments (note 9)	154,681	121,135
In-process revenue contracts	82,230	88,550
Other long-term liabilities	27,441	23,984

Total liabilities	3,121,291	2,968,181

Commitments and contingencies (notes 6, 9, and 11)

Redeemable non-controlling interest (note 11b)	15,149	16,564

Equity
Limited partners - common units (85.7 million and 85.5 million units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	523,500	621,002
Limited partners - preferred units (6.0 million and 6.0 million units issued and outstanding at June 30, 2014 and December 31, 2013, respectively) (note 12)	144,800	144,800
General Partner	19,389	21,242

Partners’ equity	687,689	787,044

Non-controlling interests	55,344	34,297

Total equity	743,033	821,341

Total liabilities and equity	3,879,473	3,806,086

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	5,222	80,574
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 9)	53,106	(32,927)
Equity income	(6,091)	(1,598)
Depreciation and amortization	96,962	96,011
Write-down and loss on sale of vessel (note 14)	—	19,029
Deferred income tax recovery (note 10)	(223)	(62)
Amortization of in-process revenue contracts	(6,320)	(6,285)
Foreign currency exchange gain and other	371	(29,813)
Change in non-cash working capital items related to operating activities	(96,617)	6,919
Expenditures for dry docking	(9,468)	(7,656)

Net operating cash flow	36,942	124,192

FINANCING ACTIVITIES
Proceeds from long-term debt	720,443	736,725
Scheduled repayments of long-term debt	(241,223)	(97,215)
Prepayments of long-term debt	(302,413)	(424,152)
Debt issuance costs	(10,094)	(10,126)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	5,596
Purchase of Voyager LLC from Teekay Corporation (net of cash acquired of $0.9 million) (note 8c)	3,474	(252,086)
Equity contribution from joint venture partner	22,017	1,500
Proceeds from issuance of common units	7,784	65,067
Proceeds from issuance of preferred units	—	150,000
Expenses relating to equity offerings	(153)	(5,385)
Cash distributions paid by the Partnership	(107,197)	(90,972)
Cash distributions paid by subsidiaries to non-controlling interests	(5,718)	(280)
Other	397	—

Net financing cash flow	87,317	78,672

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(92,084)	(216,242)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (note 8d)	—	(52,520)
Proceeds from sale of vessels and equipment	—	20,350
Investment in direct financing lease net of payments received	2,582	2,953
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 15)	(2,322)	—

Net investing cash flow	(91,824)	(245,459)

Increase (decrease) in cash and cash equivalents	32,435	(42,595)
Cash and cash equivalents, beginning of the period	219,126	206,339

Cash and cash equivalents, end of the period	251,561	163,744

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
		Common						Redeemable
		Units and				Non-		Non-
	Common	Additional	Preferred	Preferred	General	controlling	Total	controlling
	Units	Paid-in Capital	Units	Units	Partner	Interests	Equity	Interest
	#	$	#	$	$	$	$	$
Balance as at December 31, 2013	85,453	621,002	6,000	144,800	21,242	34,297	821,341	16,564

Net (loss) income	—	(11,188)	—	5,438	7,639	3,333	5,222	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	(2,083)	(2,083)	2,083
Cash distributions	—	(92,024)	—	(5,438)	(9,735)	—	(107,197)	—
Distribution of capital to joint venture partner	—	—	—	—	—	(2,220)	(2,220)	(3,498)
Contribution of capital from joint venture partner	—	—	—	—	—	22,017	22,017	—
Indemnification of Voyageur LLC from Teekay Corporation (note 8c)	—	3,405	—	—	69	—	3,474	—
Proceeds from equity offerings, net of offering costs (note12)	213	7,475	—	—	156	—	7,631	—
Distribution of capital to Teekay Corporation related to the equity investment in Itajai FPSO joint venture (note 8d)	—	(6,082)	—	—	—	—	(6,082)	—
Equity based compensation and other (notes 8e and 13)	15	912	—	—	18	—	930	—

Balance as at June 30, 2014	85,681	523,500	6,000	144,800	19,389	55,344	743,033	15,149

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2013, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

In the current period the Partnership has presented the conversion costs for the Partnership’s committed vessel conversions in Advances on newbuilding contracts and conversion costs. Prior to June 30, 2014, the Partnership included these amounts in Vessels and equipment – At cost, less accumulated depreciation. All such costs incurred in comparative periods have been reclassified from Vessels and equipment – At cost, less accumulated depreciation to Advances on newbuilding contracts and conversion costs to conform to the presentation adopted in the current period. The amount reclassified as at December 31, 2013 was $29.8 million.

2.	Accounting Pronouncement Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Dropdown Predecessor

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit, a floating, production, storage and off-loading (or FPSO) unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON RuRuhrgas UK E&P Limited (or E.ON), for an original purchase price of $540.0 million that was effectively reduced to $505.8 million (see note 8c). The Partnership has accounted for this acquisition as a transfer of a business between entities under common control. The method of accounting for such transfer is similar to the pooling of interests method of accounting. Under this method, the carrying amounts of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the Voyageur Spirit were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s consolidated statements of income and cash flows for the three and six months ended June 30, 2013 reflect this unit and its results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired it when it began operations under the control of Teekay Corporation on April 13, 2013. The effect of adjusting the Partnership’s financial statements to retrospectively account for the common control exchange for the period April 13, 2013 to May 2, 2013 decreased the Partnership’s net income and comprehensive income by $2.2 million for the three and six months ended June 30, 2013.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

4.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2014		December 31, 2013
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	251,561	251,561	219,126	219,126
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(187,616)	(187,616)	(141,143)	(141,143)
Cross currency swap agreements	Level 2	(32,186)	(32,186)	(25,433)	(25,433)
Foreign currency forward contracts	Level 2	(164)	(164)	(842)	(842)
Non-Recurring:
Vessels and equipment	Level 2	—	—	17,250	17,250
Other:
Long-term debt - public (note 6)	Level 1	(943,963)	(964,564)	(487,097)	(496,609)
Long-term debt - non-public (note 6)	Level 2	(1,599,518)	(1,581,529)	(1,881,879)	(1,835,218)

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

			June 30,	December 31,
	Credit Quality		2014	2013
	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	79,446	27,567

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

5.	Segment Reporting

The following table includes results for the Partnership’s shuttle tanker segment, FPSO unit segment, floating, storage and off-take (or FSO) unit segment, conventional tanker segment, and towage segment for the periods presented in these consolidated financial statements. The results below exclude three conventional tankers as they are determined to be discontinued operations (see note 14):

	Shuttle						Conventional
	Tanker		FPSO		FSO		Tanker
	Segment		Segment (1)		Segment		Segment		Total
	Three Months Ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$	$	$	$	$
Revenues	137,145	133,222	83,984	65,260	11,673	15,053	8,600	8,877	241,402	222,412
Voyage expenses	24,919	22,275	—	—	149	—	1,188	998	26,256	23,273
Vessel operating expenses	39,715	36,511	39,472	40,074	7,532	8,315	1,465	1,619	88,184	86,519
Time-charter hire expense	4,975	14,093	—	—	—	—	—	—	4,975	14,093
Depreciation and amortization	27,378	28,165	18,186	17,789	1,298	2,743	1,612	1,568	48,474	50,265
General and administrative (2)	7,126	4,911	7,989	4,600	1,027	809	312	97	16,454	10,417
Success fee(3)	—	—	—	—	—	—	—	—	1,600	—
Restructuring (recovery) charge(4)	(821)	957	—	—	—	—	—	438	(821)	1,395

Income from vessel operations	33,853	26,310	18,337	2,797	1,667	3,186	4,023	4,157	56,280	36,450

	Shuttle						Conventional
	Tanker		FPSO		FSO		Tanker
	Segment		Segment (1)		Segment		Segment		Total
	Six Months Ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$	$	$	$	$
Revenues	290,325	263,572	167,121	122,945	25,962	30,193	17,228	17,814	500,636	434,524
Voyage expenses (recoveries)	56,625	44,569	—	—	172	(485)	2,913	2,137	59,710	46,221
Vessel operating expenses	80,121	74,478	79,863	69,575	13,405	16,600	2,925	3,190	176,314	163,843
Time-charter hire expense	16,387	28,870	—	—	—	—	—	—	16,387	28,870
Depreciation and amortization	54,659	55,770	36,089	30,541	2,991	5,325	3,223	3,139	96,962	94,775
General and administrative (2)	13,825	10,800	13,747	7,662	1,886	1,574	845	771	30,303	20,807
Acquisition and success fee (3)	—	—	—	—	—	—	—	—	2,600	—
Restructuring (recovery) charge(4)	(262)	1,616	—	—	—	—	—	438	(262)	2,054

Income from vessel operations	68,970	47,469	37,422	15,167	7,508	7,179	7,322	8,139	118,622	77,954

(1)	Income from vessel operations reflected above for the six months ended June 30, 2014 excludes $3.1 million of the Voyageur Spirit FPSO unit payments relating to the production shortfall during the period January 1, 2014 through to February 21, 2014 and a further $0.4 million relating to unreimbursed vessel operating expenses until the unit has declared on hire as of February 22, 2014. Income from vessel operations for the three and six months ended June 30, 2013 excludes $17.0 million of indemnification payments relating to production shortfalls for both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by the Partnership from May 2, 2013 to June 30, 2013 as the Voyageur Spirit FPSO unit was declared off-hire retroactive to first oil given the delay in achieving final acceptance from the charterer. The indemnification payments by Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 8c).
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(3)	The towage segment has not been disaggregated as its results are not material other than a $1.0 million fee associated with the acquisition of ALP Maritime Services B.V. (or ALP), which was recognized in general and administrative expenses in the consolidated statement of (loss) income for the three and six months ended June 30, 2014, and a $1.6 million success fee to Teekay Corporation for assistance with the acquisition of ALP, which was recognized in general and administrative expenses in the consolidated statement of (loss) income for the three and six months ended June 30, 2014 (see note 8a).
(4)	Restructuring recovery of $0.8 million for the three and six months ended June 30, 2014 related to a reimbursement received during the second quarter of 2014, for the reorganization of the Partnership’s shuttle tanker marine operations, which were completed during 2013. Restructuring charge of $0.6 million for the six months ended June 30, 2014 related to the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014 (see note 7).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2014	December 31, 2013
	$	$
Shuttle tanker segment	2,034,277	2,004,505
FPSO segment	1,261,329	1,303,229
FSO segment	116,495	102,452
Conventional tanker segment	145,106	144,723
Towage segment	49,422	—
Unallocated:
Cash and cash equivalents	251,561	219,126
Other assets	21,283	32,051

Consolidated total assets	3,879,473	3,806,086

6.	Long-Term Debt

	June 30, 2014	December 31, 2013
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	583,557	743,494
Norwegian Kroner Bonds due through 2019	472,845	312,947
U.S. Dollar-denominated Term Loans due through 2018	168,143	188,854
U.S. Dollar-denominated Term Loans due through 2023	847,818	949,531
U.S. Dollar Bonds due through 2023	471,118	174,150

Total	2,543,481	2,368,976
Less current portion	339,087	806,009

Long-term portion	2,204,394	1,562,967

As at June 30, 2014, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for total borrowings of up to $862.6 million, of which $279.1 million was undrawn. The total amount available under the revolving credit facilities reduces by $531.6 million (remainder of 2014), $77.8 million (2015), $140.5 million (2016), $39.6 million (2017) and $73.1 million (2018). Subsequent to June 30, 2014, the Partnership received commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. The refinancing is expected to be completed in September 2014, and the amount available under the new revolving credit facilities will reduce quarterly by $16.5 million per quarter over five years. Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 25 of the Partnership’s vessels, together with other related security.

In January 2014, the Partnership issued NOK 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of June 30, 2014, the carrying amount of the bonds was $163.1 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 9).

In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at June 30, 2014, the carrying amount of the bonds was $212.0 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 9). As part of this bond issuance, the Partnership repurchased at a premium NOK 388.5 million of a then outstanding NOK 600 million bond with a maturity date in November 2013. In connection with this repurchase of bonds, the Partnership terminated a similar notional amount of the related cross currency swap (see note 9). The Partnership recorded a loss in relation to this repurchase of $1.8 million in its consolidated statement of income for the six months ended June 30, 2013.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership has NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at June 30, 2014, the carrying amount of the bonds was $97.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 9).

As at June 30, 2014, four of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $168.1 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the four shuttle tankers to which the loans relate, together with other related security. As at June 30, 2014, the Partnership had guaranteed $46.5 million of these term loans, which represents its 50% share of the outstanding term loans of three of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $84.1 million and $37.5 million, respectively, of the outstanding term loans.

As at June 30, 2014, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit and for the Piranema Spirit and the Voyageur Spirit FPSO units, which in aggregate totaled $847.8 million. For the term loan for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The Peary Spirit, the Scott Spirit, the Samba Spirit, the Lambada Spirit, the Piranema Spirit and the Voyageur Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2014, the Partnership had guaranteed $514.1 million of these term loans and Teekay Corporation had guaranteed $333.7 million.

In May 2014, the Partnership issued $300.0 million in senior unsecured bonds that mature in July 2019 in the US bond market. As of June 30, 2014, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

As at June 30, 2014, the Partnership had $171.1 million of ten-year senior unsecured bonds outstanding that mature in December 2023 and were issued in the second half of 2013 in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins. At June 30, 2014 and December 31, 2013, the margins ranged between 0.3% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at June 30, 2014 was 3.3% (December 31, 2013 - 2.7%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2014 are $549.5 million (remainder of 2014), $150.7 million (2015), $246.1 million (2016), $349.4 million (2017), $370.4 million (2018), and $877.4 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are jointly and severally liable for the obligations to the lender. The obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement with the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. As of June 30, 2014, this loan arrangement had an outstanding balance of $80.9 million, of which $45.9 million was the Partnership’s obligation. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires it to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at June 30, 2014, this ratio was 144.2%. The vessel value used in this ratio is the appraised value prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at June 30, 2014, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7.	Restructuring Charge

During the three and six months ended June 30, 2014, the Partnership recorded a restructuring charge reimbursement of $0.8 million for the reorganization of the Partnership’s shuttle tanker marine operations, which were completed during 2013. During the six months ended June 30, 2014, the Partnership incurred $0.6 million of restructuring charges related to the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014.

During the three and six months ended June 30, 2013, the Partnership recognized restructuring charges of $1.0 million and $1.6 million, respectively, relating to the reorganization of the Partnership’s shuttle tanker marine operations, and restructuring charges of $0.4 million and $0.4 million, respectively, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the restructuring was to create better alignment with the Partnership’s marine operations resulting in a lower cost organization going forward. Both reorganizations were completed by June 30, 2013. Under these plans, the Partnership recorded restructuring charges of $2.0 million and $0.9 million, respectively, in total since these plans began in 2012.

As of June 30, 2014, restructuring liabilities of $0.3 million were recorded in accrued liabilities on the consolidated balance sheet.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

8.	Related Party Transactions and Balances

a)	During the three and six months ended June 30, 2014, two conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation. During the first and second quarter of 2013, the Partnership terminated the long-term time-charter-out contracts under which two of its conventional tankers were employed with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $6.8 million and $4.5 million, in the first and second quarters of 2013, respectively, which are recorded in discontinued operations (see note 14). Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Revenues(1)	16,427	18,572	33,757	37,385
Vessel operating expenses(2)	10,182	9,831	19,830	19,678
General and administrative(3) (4)	10,252	6,990	18,540	13,498
Interest income(5)	—	1,217	—	1,217
Interest expense(6)	112	166	223	224
Net income from related party transactions from discontinued operations(7)	—	6,992	—	19,255

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training services provided by Teekay Corporation.
(3)	Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Includes a $1.6 million success fee to Teekay Corporation for assistance with the acquisition of ALP during the three and six months ended June 30, 2014.
(5)	Interest income for the three and six months ended June 30, 2013 related to the interest received from Teekay Corporation and our General Partner on a $150 million partial prepayment for the Voyageur Spirit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.
(7)	Related party transactions relating to three conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above, and crew training, commercial, technical, strategic and business development management fees charged by Teekay Corporation.

b)	At June 30, 2014, due from affiliates totaled $55.8 million (December 31, 2013 - $15.2 million) and due to affiliates totaled $75.6 million (December 31, 2013 - $121.9 million). Due to and from affiliates are non-interest bearing and unsecured, and are expected to be settled within the next fiscal year in the normal course of operations.

c)	On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK GP Limited (or E.ON), for an original purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million of cash (of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013) and the non-cash issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to the Partnership.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, the Partnership acquired the unit from Teekay Corporation. Upon commencing production, the Partnership and its sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Compensation was based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer were included in this compensation. Until declared on hire, Teekay Corporation agreed to indemnify the Partnership for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation has indemnified the Partnership a total of $34.9 million for production shortfalls and unreimbursed repair costs. For the first quarter of 2014, Teekay Corporation indemnified the Partnership for a further $3.1 million and $0.4 million for production shortfalls and unrecovered repair costs to address the compressor issues. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Any amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. The $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $505.8 million ($275.8 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay Corporation of $38.4 million relating to the period from the date of first oil on April 13, 2013 to when the unit was declared on-hire on February 22, 2014, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million has been accounted for as an equity distribution to Teekay Corporation of $74.1 million.

d)	On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit, for a purchase price of $53.8 million, which was paid in cash. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method. The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petrobras, with six additional one-year extension options exercisable by Petrobras.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO unit, including certain outstanding contractual items. As at June 30, 2014, the joint venture had received in connection with the resolution of these contractual items, an aggregate of $6.1 million in reimbursements from the charterer and insurer, which was originally deducted from the Partnership’s purchase price of the Itajai FPSO unit. As a result of these reimbursements, this amount was returned to Teekay Corporation.

e)	During the first quarter of 2014, the long-term bareboat contracts employed by two conventional tankers of the Partnership with a joint venture in which Teekay Corporation has a 50% interest were novated under the same terms to a subsidiary of Teekay Corporation. The excess of the contractual rates over the market rates at the time of the novation, was $0.3 million and $0.4 million for the three and six months ended June 30, 2014, respectively, and is accounted for as an equity contribution from Teekay Corporation.

9.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, these foreign currency forward contracts as cash flow hedges.

As at June 30, 2014, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset (Liability)	Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)	Forward	2014	2015
	(thousands)	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	410,000	(164)	6.16	30,526	36,004

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due through 2019. In addition, the cross currency swaps due from 2016 through 2019 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due in 2016 through 2019. The Partnership has not designated,

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due through 2019. As at June 30, 2014, the Partnership was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Principal	Principal	Floating Rate Receivable			Amount of	Remaining
Amount	Amount	Reference		Fixed Rate	Asset	Term
NOK	USD	Rate	Margin	Payable	(Liability)	(years)
600,000	101,351	NIBOR	5.75%	7.49%	(6,337)	2.6
500,000	89,710	NIBOR	4.00%	4.80%	(8,943)	1.6
800,000	143,536	NIBOR	4.75%	5.93%	(14,285)	3.6
1,000,000	162,200	NIBOR	4.25%	6.28%	(2,621)	4.6

					(32,186)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at June 30, 2014, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	800,000	(139,215)	8.4	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	815,781	(45,147)	6.1	2.5
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	180,000	(3,254)	0.3	3.4

		1,795,781	(187,616)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2014, ranged between 0.3% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	This interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in 2014 whereby the swap will be settled based on its fair value at that time.

As at June 30, 2014, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $0.7 million and an aggregate fair value liability amount of $187.9 million.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

		Current			Current
		Portion of			Portion of
	Accounts	Derivative	Derivative	Accrued	Derivative	Derivative
	Receivable	Assets	Assets	Liabilities	Liabilities	Liabilities
	$	$	$	$	$	$
As at June 30, 2014
Foreign currency contracts	—	517	11	—	(471)	(221)
Cross currency swaps	—	195	—	(49)	(1,189)	(31,143)
Interest rate swaps	—	—	5,732	(8,555)	(61,476)	(123,317)

	—	712	5,743	(8,604)	(63,136)	(154,681)

As at December 31, 2013
Foreign currency contracts	—	213	4	—	(976)	(83)
Cross currency swaps	12	287	—	—	(311)	(25,421)
Interest rate swaps	—	—	10,319	(9,174)	(46,657)	(95,631)

	12	500	10,323	(9,174)	(47,944)	(121,135)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of (loss) income. The effect of the (losses) gains on these derivatives on the consolidated statements of (loss) income is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(13,997)	(19,055)	(28,060)	(33,678)
Foreign currency forward contracts	196	(1,646)	(302)	(1,293)

	(13,801)	(20,701)	(28,362)	(34,971)

Unrealized (losses) gains relating to:
Interest rate swaps	(22,985)	56,931	(47,093)	71,902
Foreign currency forward contracts	(1,358)	(2,329)	679	(4,107)

	(24,343)	54,602	(46,414)	67,795

Total realized and unrealized (losses) gains on derivative instruments	(38,144)	33,901	(74,776)	32,824

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap in connection with the repurchase of bonds described in note 6, in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the loss on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Realized gain on partial termination of cross currency swaps	—	—	—	6,800
Realized (losses) gains	(38)	297	(22)	1,022
Unrealized losses	(14,267)	(9,307)	(6,692)	(34,809)

Total realized and unrealized losses on cross-currency swaps	(14,305)	(9,010)	(6,714)	(26,987)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Current	(415)	(410)	(1,668)	(284)
Deferred	233	(46)	223	62

Income tax expense	(182)	(456)	(1,445)	(222)

11.	Commitments and Contingencies

a)	On November 13, 2006, one of the Partnership’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of the Partnership, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $34.7 million).

The appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the Plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013, the Partnership recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.3 million), to the Plaintiffs recorded in accrued liabilities. In the fourth quarter of 2013, the Partnership recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $47.9 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the Plaintiffs.

The Partnership and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $47.9 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

In the fourth quarter of 2013, the insurer made payments directly to the Plaintiffs in full settlement of interest and partial settlement of legal costs and thus the Partnership, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $35.3 million). No further payments were made during the first six months of 2014.

b)	During 2010, an unrelated party contributed a 1995-built shuttle tanker, the Randgrid, to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2014.

c)	In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership currently owns through a 67% owned subsidiary and intends to acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $281 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. As at June 30, 2014, payments made towards this commitment totaled $27.3 million. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

d)	In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership converted its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $73 million, including mobilization costs. As at June 30, 2014, payments made towards this commitment totaled $39.9 million. The unit commenced its charter contract with Salamander in mid-August of 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

e)	In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million. As at June 30, 2014, payments made towards these commitments totaled $46.9 million and the remaining payments required to be made under these newbuilding contracts are $14.4 million (balance of 2014), $77.9 million (2015) and $119.1 million (2016). The Partnership intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

12.	Total Capital and Net Income Per Common Unit

At June 30, 2014, a total of 72.2% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s Series A Preferred Units (defined below) outstanding are held by the public.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. For the six months ended June 30, 2014 and 2013, the Partnership sold an aggregate of 213,350 and 85,508 common units, respectively, under the COP, generating proceeds of approximately $7.6 million and $2.7 million, respectively, (including the General Partner’s 2% proportionate capital contribution of $0.2 million and $0.1 million, respectively, and net of approximately $0.2 million and $0.1 million, respectively, of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Net Income Per Common Unit

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the non-controlling interests and the General Partner’s interest and the distributions on the Series A Preferred Units (defined below), by the weighted-average number of common units outstanding during the period. The accumulated distributions on the preferred units for the three and six months ended June 30, 2014 were $2.7 million and $5.4 million, respectively, and $1.8 million for the three and six months ended June 30, 2013. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated capital requirements and any accumulated distributions on the Series A Preferred Units (defined below). Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the limited partners’ interest in net income, including both distributed and undistributed net income, between continuing operations and discontinued operations based on the proportion of net loss from continuing and discontinued operations to total net income.

During the quarters ended June 30, 2014 and 2013, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net (loss) income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net (loss) income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2013.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Preferred Units

In April 2013, the Partnership issued 6.0 million of its 7.25% Series A Cumulative Redeemable Preferred Units (or Series A Preferred Units) in a public offering for net proceeds of $144.9 million.

Pursuant to the partnership agreement, distributions on the Series A Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the General Partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

13.	Unit Based Compensation

During the six months ended June 30, 2014, a total of 9,482 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the General Partner as part of their annual compensation for 2014.

The Partnership grants restricted unit awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2014 and 2013, the Partnership granted 68,153 and 63,309 restricted units, respectively, with fair values of $2.1 million and $1.8 million, respectively, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted unit awarded will continue to vest in according with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash. During the six months ended June 30, 2014, a total of 63,327 restricted stock units with a fair value of $1.9 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 6,584 common units and by paying $0.3 million in cash. During the six months ended June 2013, a total of 6,742 restricted stock units with a fair value of $0.2 million, based on the Partnership’s closing unit price on the grant date, vested. During the three and six months ended June 30, 2014 and 2013, the Partnership recorded unit based compensation expense of $0.5 million and $1.9 million, and $0.2 million and $0.5 million, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income. As of June 30, 2014 and 2013, liabilities relating to cash settled restricted unit awards of $1.1 million and $nil, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets.

14.	Discontinued Operations

The operations of the Leyte Spirit, the Poul Spirit and the Gotland Spirit prior to being considered discontinued operations, were reported within the conventional tanker segment. The Leyte Spirit, which was written down in 2012, was sold in the first quarter of 2013. In the first and second quarters of 2013, the Poul Spirit and the Gotland Spirit, respectively, were written down to their estimated fair values in conjunction with the termination of their long-term time-charter-out contracts with a subsidiary of Teekay Corporation. The Partnership received early termination fees of $4.5 million and $6.8 million from Teekay Corporation in the second quarter and first quarter of 2013, respectively, which are recorded in discontinued operations. The Poul Spirit was further written down upon sale in the second quarter of 2013 and a gain was recognized upon the sale of the Gotland Spirit in the third quarter of 2013. The estimated fair value for each of the three vessels was determined using appraised values. The following table summarizes the net loss from discontinued operations related to these three vessels for the period presented in the consolidated statements of income:

	Three Months Ended	Six Months Ended
	June 30, 2013	June 30, 2013
	$	$
REVENUES	7,450	19,760

OPERATING EXPENSES
Voyage (recoveries) expenses	(41)	237
Vessel operating expenses	1,307	3,098
Depreciation and amortization	397	1,236
General and administrative	99	374
Write-down and loss on sale of vessels	7,782	19,029

Total operating expenses	9,544	23,974

Loss from vessel operations	(2,094)	(4,214)

OTHER ITEMS
Interest expense	(37)	(89)
Foreign currency exchange loss	(2)	(4)
Other expense - net	(1)	(2)

Total other items	(40)	(95)

Net loss from discontinued operations	(2,134)	(4,309)

15.	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million (see note 11e).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50 percent of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the three and six months ended June 30, 2014, compensation costs were $0.2 million and were recorded under general and administrative expenses in the Partnership’s consolidated statements of (loss) income. The Partnership also incurred a $1.0 million fee associated with the acquisition and a $1.6 million success fee to Teekay Corporation (see note 8a) for assistance of the acquisition which have been recognized in general and administrative expenses during the first and second quarters of 2014, respectively.

This acquisition of ALP and the related newbuilding orders represent the Partnership’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows the Partnership to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to the Partnership’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the ALP assets acquired and liabilities assumed by the Partnership on the acquisition date.

(in thousands of U.S. dollars)	As at March 14, 2014 $
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill (towage segment)	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Partnership’s financial statements commencing March 14, 2014, the effective date of acquisition. For the six months ended June 30, 2014, the Partnership recognized $0.2 million of revenue and $1.7 million of net loss, respectively, resulting from this acquisition. The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the six months ended June 30, 2014 and 2013, giving effect to the Partnership’s acquisition of ALP as if it had taken place on January 1, 2013:

	Pro Forma	Pro Forma
	Six Months	Six Months
	ended	ended
	June 30, 2014	June 30, 2013
(in thousands of U.S dollars, except per unit data)	$	$
Revenues	500,771	440,857
Net income	5,061	80,712
Limited partners’ interest in net (loss) income per common unit - basic	(0.13)	0.85
Limited partners’ interest in net (loss) income per common unit - diluted	(0.13)	0.85

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

16.	Subsequent events

Acquisition of Logitel

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. The purchase price for the shares of Logitel consisted of $4.0 million in cash due on closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria, primarily relating to the construction of the three floating accommodation units (FAUs) ordered from the COSCO (Nantong) Shipyard (COSCO) in China, are not met. Two of the FAUs are currently under construction and in August 2014, the Partnership exercised one of its existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first FAU which is scheduled to deliver in the first quarter of 2015. The Partnership expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016.

The Partnership is committed to acquire the three FAUs ordered from COSCO for a total cost of approximately $534.0 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these FAUs. As at the date of acquisition, payments made towards these commitments totaled $18.0 million and the remaining payments required to be made under these newbuilding contracts are $8.8 million (balance of 2014), $341.0 million (2015) and $166.2 million (2016). The amount of the license fees, in aggregate for the three FAUs ordered from COSCO, is $22.2 million, subject to reductions of some or all of this amount if certain performance criteria, primarily relating to the construction of the three FAUs ordered from COSCO, is not met. The amount of site supervision costs are based on hours spent at agreed upon hourly rates as per the Partnership’s agreement with Sevan.

The Partnership intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Prior to the acquisition, financing for $60.0 million of costs incurred by Logitel relating to the acquisition of two partially completed hulls from Sevan and the subsequent construction installments to COSCO has been provided by a bond agreement between Logitel and Sevan, The Partnership has assumed Logitel’s obligations under the bond agreement as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within 6 months of delivery of each of the next six FAUs, including the three ordered from COSCO. The bonds are redeemable at par at any time by Logitel. The bonds are convertible by Sevan. The conversion option is exercisable if the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, In this case, Sevan has a one-time option to receive the remaining two options with COSCO in exchange for the extinguishment of the remaining amount owing on the bond agreement. If the one-time option is not exercised by Sevan, any remaining amount owing on the bond agreement will be forgiven when there is a continuous three-year period, from the date of the latest delivery of a newbuilding FAU based on the Sevan cylindrical hull design, where no such Sevan design FAUs are ordered.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, and conventional crude oil tankers, and are in the process of building to operate towage tankers and floating accommodation units (FAUs). Our current fleet consists of 35 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit scheduled to complete testing in the third quarter of 2014), five FPSO units, six FSO units, and four conventional oil tankers, in which our interests range from 50% to 100%. In addition we have four long-haul towing and anchor handling vessel newbuildings scheduled for delivery in 2016 and three FAU newbuildings scheduled for delivery in 2015 and 2016.

SIGNIFICANT DEVELOPMENTS

Acquisition of Logitel

In August 2014, we acquired Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing two newbuilding FAUs, based on the Sevan Marine ASA cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China. In August 2014, we exercised one of our existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first FAU which is scheduled to deliver in the first quarter of 2015. We expect to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016. The construction agreements with COSCO for the three newbuilding FAUs have favorable payment schedules, with the majority of the purchase price due upon delivery. We intend to finance the initial newbuilding payments through our existing liquidity and expect to secure long-term debt financing for the units prior to their scheduled deliveries.

Acquisition of ALP and Newbuilding Order

In March 2014, we acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, we and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. We intend to continue financing the newbuilding installments through our existing liquidity and expect to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

We acquired ALP for a purchase price of $2.6 million, which we paid in cash and we also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million and is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled for delivery throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. We have the option to pay up to one half of this contingent compensation through the issuance of our common units. The contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time the performance conditions are met. We also incurred $2.6 million in fees associated with the acquisition which has been recognized in general and administrative expenses during the six months ended June 30, 2014.

This acquisition of ALP and related newbuilding orders represent our entrance into the long-haul ocean towage and offshore installation services business, which combines our infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is a natural complement to our existing offshore business.

Shuttle Contracts

In December 2013, we were awarded a six-year shuttle tanker contract of affreightment, with extension options up to an additional four years, with BG Group plc, which will service the Knarr oil and gas field in the North Sea. The expected start date for the shuttle tanker contract of affreightment coincides with the expected start-up of the Petrojarl Knarr FPSO unit in the North Sea in the fourth quarter of 2014.

In September 2013, we acquired a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. The HiLoad DP unit is currently in the final stages of the charterer’s operational testing, which is expected to be completed during the third quarter of 2014. Upon completion of the testing, the unit will commence its ten-year time-charter contract with Petrobras in Brazil and we expect to recognize revenue retrospectively from April 11, 2014, when operational testing commenced. Under the terms of an agreement between Remora and us, we have a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front-end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Voyageur Spirit FPSO Acquisition

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed. Since that time, we have been receiving full rate under the charter contract as though the unit was producing at full capacity either directly from the charterer or through an indemnification arrangement with Teekay Corporation. On April 4, 2014, we received the certificate of final acceptance from the charterer of the Voyageur Spirit FPSO unit, E.ON Ruhrgas UK GP Limited (or E.ON), which declared the unit on-hire retroactive to February 22, 2014.

Up to February 22, 2014, we have been indemnified by Teekay Corporation for certain lost revenues and certain unrecovered vessel operating expenses relating to the operation of the Voyageur Spirit FPSO unit. Any indemnification amounts paid to us by Teekay Corporation have been effectively treated as a reduction in the purchase price paid by us to Teekay Corporation for the Voyageur Spirit FPSO. During the first half of 2014, these indemnification payments effectively resulted in a $3.5 million reduction in the purchase price of the Voyageur Spirit FPSO. For the period from the date of first oil on April 13, 2013 to February 22, 2014, Teekay Corporation indemnified us for a total of $38.4 million relating to the Voyageur Spirit FPSO.

FSO Contracts

In May 2014, we entered into a ten-year contract extension with Apache Energy for the Dampier Spirit FSO unit, which operates on the Stag oil field offshore Western Australia. As part of the extension, the FSO unit was drydocked during the second quarter of 2014 for capital upgrades, which are estimated to cost approximately $8 million.

In May 2013, we entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which we currently own through a 67%-owned subsidiary and will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $281 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

In May 2013, we entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. In July 2014, we completed the conversion of our 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $73 million, including mobilization costs. The unit commenced its charter contract with Salamander in mid-August 2014.

Bond Issuances and COP Update

In 2013, we implemented a continuous offering program (COP) under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. During the second quarter of 2014, we sold 213,350 common units under the COP, generating net proceeds of approximately $7.6 million (including the general partner’s 2 percent proportionate capital contribution and net of approximately $0.2 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

In May 2014, we issued $300.0 million in new senior unsecured non-rated bonds in the United States which mature in January 2019. The bonds are listed on the New York Stock Exchange and bear interest at a fixed rate of 6.0%. We used the net proceeds of $293.5 million from the bond offering for general partnership purposes.

In January 2014, we issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds, maturing in January 2019. The bonds are listed on the Oslo Stock Exchange. The aggregate principal amount of the bonds was equivalent to $162.2 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.28%. The net proceeds from the bond offering were used for general partnership purposes.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht became a 50% partner in the Cidade de Itajai (or Itajai) FPSO project and we are currently working with Odebrecht on other FPSO project opportunities.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (or BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr, which completed construction in late-June 2014. On July 11, 2014, the Petrojarl Knarr FPSO left the Samsung shipyard for the North Sea and following installation and offshore testing, the unit is expected to commence its 10-year time-charter contract with BG in the fourth quarter of 2014. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in the Petrojarl Knarr FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter.

Teekay Corporation owns three additional FPSO units, the Hummingbird Spirit FPSO, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 5 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the FSO segment, and the conventional tanker segment, each of which are discussed below. We have a new business segment, the towage segment, as a result of our acquisition of ALP in March 2014; however, given that ALP’s results for the periods were not significant, other than the $2.6 million acquisition fees, the segment is not separately discussed below in this report.

Shuttle Tanker Segment

As at June 30, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, two shuttle tankers in lay-up as conversion candidates, and the Hiload DP unit, which is expected to receive final acceptance from the charterer in the third quarter of 2014. Of these 35 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015.

The following table presents our shuttle tanker segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	137,145	133,222	2.9
Voyage expenses	24,919	22,275	11.9

Net revenues	112,226	110,947	1.2
Vessel operating expenses	39,715	36,511	8.8
Time-charter hire expense	4,975	14,093	(64.7)
Depreciation and amortization	27,378	28,165	(2.8)
General and administrative (1)	7,126	4,911	45.1
Restructuring (recovery) charge	(821)	957	(185.8)

Income from vessel operations	33,853	26,310	28.7

Calendar-Ship-Days
Owned Vessels	2,912	2,612	11.5
Chartered-in Vessels	115	371	(69.0)

Total	3,027	2,983	1.5

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	290,325	263,572	10.2
Voyage expenses	56,625	44,569	27.1

Net revenues	233,700	219,003	6.7
Vessel operating expenses	80,121	74,478	7.6
Time-charter hire expense	16,387	28,870	(43.2)
Depreciation and amortization	54,659	55,770	(2.0)
General and administrative (1)	13,825	10,800	28.0
Restructuring (recovery) charge	(262)	1,616	(116.2)

Income from vessel operations	68,970	47,469	45.3

Calendar-Ship-Days
Owned Vessels	5,792	5,247	10.4
Chartered-in Vessels	393	742	(47.0)

Total	6,185	5,989	3.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet increased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to the delivery of four newbuilding shuttle tankers (or the BG Shuttle Tankers) to us during 2013, partially offset by the sale of the Basker Spirit in January 2013 and the commencement of the conversion of the Navion Clipper to an FSO unit in April 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012 and one shuttle tanker that has been in lay-up since June 2014.

The average size of our chartered-in shuttle tanker fleet decreased for the three and six months ended June 30, 2014 compared to the same period last year, primarily due to the redelivery of the Karen Knutsen in January 2014 and the Grena in November 2013.

Net Revenues. Net revenues increased for the three and six months ended June 30, 2014 from the same periods last year, primarily due to:

•	increases of $19.3 million and $38.3 million, respectively, for the three and six months ended June 30, 2014, due to the commencement of the ten-year time-charter contracts of the four BG Shuttle Tankers during 2013 and early 2014;

•	an increase of $5.2 million for the six months ended June 30, 2014, due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	an increase of $0.8 million for the six months ended June 30, 2014, due to an increase in revenues in our bareboat fleet from an increase in rates as provided in certain contracts;

•	increases of $0.8 million and $1.3 million, respectively, for the three and six months ended June 30, 2014, due to an increase in reimbursable bunker expenses; and

•	an increase of $0.4 million for the three months ended June 30, 2014, due to more opportunities to trade excess shuttle tanker capacity in short-term offshore projects;

partially offset by

•	decreases of $17.3 million and $26.6 million, respectively, for the three and six months ended June 30, 2014, due to fewer revenue days from the redelivery of four vessels to us in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization, a decrease in revenues in our time-chartered-out fleet from entering into new contracts and a decrease in rates as provided in certain contracts;

•	decreases of $2.0 million and $3.1 million, respectively, for the three and six months ended June 30, 2014, due to more repair off-hire days in our time-chartered-out fleet compared to the same period last year; and

•	a decrease of $1.2 million for the six months ended June 30, 2014, relating to fewer opportunities to trade excess shuttle tanker capacity in short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to:

•	increases of $3.9 million and $7.5 million, respectively, for the three and six months ended June 30, 2014, due to the delivery of the four BG Shuttle Tankers during 2013;

•	an increase of $1.1 million for the three and six months ended June 30, 2014, relating to the commencement of operations of the HiLoad DP unit in April 2014; and

•	an increase of $0.7 million for the six months ended June 30, 2014, primarily due to an increase in repair costs;

partially offset by

•	decreases of $0.8 million and $2.0 million, respectively, for the three and six months ended June 30, 2014, due to a decrease in ship management fees in our contract of affreightment and time-charter fleet associated with the reorganization of our onshore marine operations that occurred in 2013;

•	a decrease of $0.7 million for the six months ended June 30, 2014, relating to the lay-up and FSO conversion of the Navion Clipper since February 2013;

•	a decrease of $0.4 million for the three and six months ended June 30, 2014, due to the lay-up of the Navion Norvegia since June 2014;

•	a decrease of $0.4 million for the three months ended June 30, 2014, due to a decrease in repair costs; and

•	a decrease of $0.2 million and $1.1 million, respectively, for the three and six months ended June 30, 2014, due to a change in crew composition relating to the reflagging of two vessels during late 2013 and early 2014, respectively, partially offset by an increase in crew and manning costs primarily due to higher crew levels.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to:

•	decreases of $7.2 million and $14.3 million, respectively, for the three and six months ended June 30, 2014, due to the redelivery of the Karen Knutsen in January 2014 and the Grena in November 2013;

•	decreases of $1.3 million and $0.9 million, respectively, for the three and six months ended June 30, 2014, primarily relating to the drydocking of the Aberdeen during the second quarter of 2014, partially offset by offhire during the first quarter of 2013; and

•	decreases of $1.1 million and $1.6 million, respectively, for the three and six months ended June 30, 2014, due to the offhire and drydocking of the Sallie Knusten during the first and second quarters of 2014;

partially offset by

•	increases of $0.5 million and $4.3 million, respectively, for the three and six months ended June 30, 2014, due to increased spot in-chartering of shuttle tankers.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2014 from the same periods last year, primarily due to the write-down of six shuttle tankers during 2013, partially offset by the an increase due to delivery of the four BG Shuttle Tankers during 2013.

Restructuring (Recovery) Charges Restructuring charge recovery of $0.8 million for the three and six months ended June 30, 2014, relating to the reorganization of our shuttle tanker marine operations. Restructuring charge incurred for the six months ended June 30, 2014 was $0.6 million, relating to the reflagging of one shuttle tanker. Restructuring charges were $1.0 and $1.6 million, respectively, for the three and six months ended June 30, 2013, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization.

FPSO Segment

As at June 30, 2014, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit and the Voyageur Spirit FPSO units, all of which we own 100%, and a 50% interest in the Itajai FPSO unit. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we had a specified time period to receive final acceptance from the charterer, however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. We entered into an interim agreement with E.ON whereby we were compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

Until declared on hire, Teekay Corporation indemnified us for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified us for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For the first quarter of 2014, Teekay Corporation indemnified us for a further $3.5 million. Amounts paid as indemnification from Teekay Corporation to us were treated as a reduction in the purchase price we paid for the FPSO unit.

The following table presents our FPSO segment’s operating results for the three months and six months ended June 30, 2014 and 2013 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO unit, which is accounted for under the equity method.

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	83,984	65,260	28.7
Vessel operating expenses	39,472	40,074	(1.5)
Depreciation and amortization	18,186	17,789	2.2
General and administrative (1)	7,989	4,600	73.7

Income from vessel operations	18,337	2,797	555.6

Calendar-Ship-Days
Owned Vessels	364	333	9.3

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	167,121	122,945	35.9
Vessel operating expenses	79,863	69,575	14.8
Depreciation and amortization	36,089	30,541	18.2
General and administrative (1)	13,747	7,662	79.4

Income from vessel operations	37,422	15,167	146.7

Calendar-Ship-Days
Owned Vessels	724	603	20.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues increased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to:

•	increases of $20.1 million and $47.3 million, respectively, for the three and six months ended June 30, 2014, due to the acquisition of the Voyageur Spirit FPSO unit in May 2013; and

•	an increase of $1.1 million for the three and six months ended June 30, 2014, due to a produced water treatment plant startup on the Piranema Spirit during the second quarter of 2014;

partially offset by

•	decreases of $1.7 million and $1.9 million, respectively, for the three and six months ended June 30, 2014, primarily due to a decrease in crew hours recharged to the charterer of the Petrojar Varg;

•	decreases of $0.6 million and $1.6 million, respectively, for the three and six months ended June 30, 2014, due to the Rio das Ostras earning only a 95% standby rate while it was being relocated to a new oil field in the first and second quarters of 2014; and

•	decreases of $0.3 million and $1.5 million, respectively, for the three and six months ended June 30, 2014, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year.

Teekay Corporation indemnified us for lost revenue from the Voyageur Spirit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. Please see Item 1 – Financial Statements: Note 8(c). The indemnification amount was $3.1 million, for the six months ended June 30, 2014, and $17.0 million for the three and six months ended June 30, 2013. This has been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and increased for the six months ended June 30, 2014 from the same periods last year, primarily due to:

•	increases of $4.3 million and $18.2 million, respectively, for the three and six months ended June 30, 2014, due to the acquisition of the Voyageur Spirit FPSO unit in May 2013;

offset by

•	decreases of $2.6 million and $4.6 million, respectively, for the three and six months ended June 30, 2014, due to lower maintenance costs mainly relating to the Piranema Spirit and Petrojarl Varg compared to the same periods last year;

•	a decrease of $1.5 million for the three months ended June 30, 2014, due to lower crew and manning costs mainly relating to the Petrojarl Varg due to a decrease in crew hours recharged to the charterer;

•	decreases of $0.5 million and $2.6 million, respectively, for the three and six months ended June 30, 2014, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year; and

•	decreases of $0.5 million and $1.3 million, respectively, for the three months ended June 30, 2014, primarily due to lower ship management fees relating to the Petrojarl Varg, Rio das Ostras and Piranema Spirit.

Teekay Corporation indemnified us for vessel operating costs associated with unrecovered repair costs from the Voyageur Spirit since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amount was $0.4 million for the six months ended June 30, 2014. This has been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2014 from the same period last year, primarily due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

FSO Segment

As at June 30, 2014, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests range from 89% to 100%, and one shuttle tanker, the Navion Clipper, which has been converted into an FSO unit, in which we have 100% interest. We have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	11,673	15,053	(22.5)
Voyage expenses	149	—	100.0

Net revenues	11,524	15,053	(23.4)
Vessel operating expenses	7,532	8,315	(9.4)
Depreciation and amortization	1,298	2,743	(52.7)
General and administrative (1)	1,027	809	26.9

Income from vessel operations	1,667	3,186	(47.7)

Calendar-Ship-Days
Owned Vessels	546	546	—

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	25,962	30,193	(14.0)
Voyage expenses (recoveries)	172	(485)	(135.5)

Net revenues	25,790	30,678	(15.9)
Vessel operating expenses	13,405	16,600	(19.2)
Depreciation and amortization	2,991	5,325	(43.8)
General and administrative (1)	1,886	1,574	19.8

Income from vessel operations	7,508	7,179	4.6

Calendar-Ship-Days
Owned Vessels	1,086	996	9.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units for the six months ended June 30, 2014 increased compared to the same period last year due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•	a decrease of $2.4 million for the three and six months ended June 30, 2014, primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014;

•	a decrease of $1.0 million for the three and six months ended June 30, 2014, due to a decrease in rates on the recontracting of the Pattani Spirit for a further five years;

•	a decrease of $0.9 million for the six months ended June 30, 2014, primarily due to the timing of vessel operating expense reimbursements on the Dampier Spirit and the appreciation of the U.S. Dollar against the Australian Dollar compared to the same period last year; and

•	a decrease of $0.6 million for the six months ended June 30, 2014, due to a recovery of expenses in 2013 relating to the 2012 drydocking of the Navion Saga and the appreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2014 compared to the same period last year, primarily due to:

•	a decrease of $0.7 million for the six months ended June 30, 2014 for the Navion Saga, due to lower crew costs relating to a pension adjustment in the first quarter of 2014. In addition, the management of the unit was outsourced until the first quarter of 2013, when management was taken in-house and transition costs were incurred in that period;

•	decreases of $0.5 million and $1.4 million, respectively, for the three and six months ended June 30, 2014 for the Dampier Spirit, due to lower crew costs due to the appreciation of the U.S Dollar against the Australian Dollar compared to the same periods last year, and due to the timing of services, spares, insurance and offshore expenses compared to the same periods last year; and

•	decreases of $0.4 million and $1.3 million, respectively, for the three and six months ended June 30, 2014, relating to expenditures on engineering studies completed to support our FSO tenders in the first and second quarters of 2013.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2014 from the same periods last year primarily due to an extension of the useful lives of the Pattani Spirit and the Apollo Spirit due to the extension in the charter period for these units.

Conventional Tanker Segment

As at June 30, 2014, we owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation), and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay Corporation.

The 2013 results in the tables below exclude three additional conventional tankers as they were determined to be discontinued operations. During the first quarter of 2013, we sold a vessel and we terminated the long-term time-charter-out contract employed by one of our conventional tankers with a subsidiary of Teekay Corporation, which was sold in the second quarter of 2013. A third conventional tanker on contract to Teekay Corporation was sold in the third quarter of 2013. We received an early termination fees from Teekay Corporation of $6.8 million and $4.5 million in the first and second quarters of 2013, respectively, which are recorded in discontinued operations.

The following table presents our conventional tanker segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	8,600	8,877	(3.1)
Voyage expenses	1,188	998	19.0

Net revenues	7,412	7,879	(5.9)
Vessel operating expenses	1,465	1,619	(9.5)
Depreciation and amortization	1,612	1,568	2.8
General and administrative (1)	312	97	221.6
Restructuring charge	—	438	(100.0)

Income from vessel operations	4,023	4,157	(3.2)

Calendar-Ship-Days
Owned Vessels	364	364	—

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2014	2013	% Change
Revenues	17,228	17,814	(3.3)
Voyage expenses	2,913	2,137	36.3

Net revenues	14,315	15,677	(8.7)
Vessel operating expenses	2,925	3,190	(8.3)
Depreciation and amortization	3,223	3,139	2.7
General and administrative (1)	845	771	9.6
Restructuring charge	—	438	(100.0)

Income from vessel operations	7,322	8,139	(10.0)

Calendar-Ship-Days
Owned Vessels	724	724	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2014, from the same periods last year, primarily due to lower reimbursed bunkers.

Restructuring charges. Restructuring charge was $0.4 million for the three and six months ended June 30, 2013, relating to the reorganization of the conventional tanker marine operations. The purpose of the restructuring was to create better alignment with marine operations resulting in a lower cost organization. The reorganization was completed by June 30, 2013.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $18.1 million and $32.9 million for the three and six months ended June 30, 2014, from $10.4 million and $20.8 million for the same periods last year, mainly due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013, a $1.6 million success fee to Teekay Corporation for assistance with the acquisition of ALP during the second quarter of 2014, a $1.0 million fee relating to the acquisition of ALP during the first quarter of 2014, the timing of deliveries of the four BG Shuttle Tankers during 2013 and an increase in business development costs relating to FPSO tenders, partially offset by cost savings due to the reorganization of marine operations within our shuttle tanker business unit completed in 2013.

Interest Expense. Interest expense increased to $21.6 million and $40.5 million for the three and six months ended June 30, 2014 from $16.0 million and $27.7 million for the same periods last year, primarily due to:

•	increases of $3.8 million and $9.8 million, respectively, for the three and six months ended June 30, 2014, due to borrowings under new debt facilities relating to the Voyageur Spirit FPSO, the four BG Shuttle Tankers that delivered during the last three quarters of 2013 and the $300 million senior unsecured bonds issued during the second quarter of 2014;

•	net increases of $1.6 million and $3.2 million, respectively, for the three and six months ended June 30, 2014, primarily from the issuance of NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bonds issued during the first quarter of 2013 and the remaining NOK 211.5 million bonds that matured in November 2013; and

•	increases of $0.9 million and $1.4 million, respectively, for the three and six months ended June 30, 2014, primarily from an increase in loan cost amortization relating to the new debt facilities described above;

partially offset by

•	decreases of $0.6 million and $1.5 million, respectively, for the three and six months ended June 30, 2014, due to lower balances and interest rates on all other borrowings compared to the same periods last year.

Interest Income. Interest income decreased to $0.2 million and $0.4 million, respectively, for the three and six months ended June 30, 2014, from $1.5 million and $1.7 million, respectively, for the same periods last year, primarily due to interest income received on our partial prepayment to Teekay Corporation of $150 million in anticipation of the Voyageur Spirit FPSO unit acquisition. We received interest on this amount at a rate of LIBOR plus a margin of 4.25% until we acquired the FPSO unit on May 2, 2013.

Realized and Unrealized (Losses) Gains on Derivatives. Net realized and unrealized losses on derivatives were $38.1 million and $74.8 million for the three and six months ended June 30, 2014, compared to net realized and unrealized gains of $33.9 million and $32.8 million for the same periods last year.

During the three months ended June 30, 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion with average fixed rates of approximately 3.6%. Short-term variable benchmark interest rates during these periods were generally 0.7% or less and, as such, we incurred realized losses of $14.0 million and $19.1 million during the three months ended June 30, 2014 and 2013, respectively, under the interest rate swap agreements.

During the six months ended June 30, 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.8 billion and $1.7 billion, respectively, with average fixed rates of approximately 3.6%. Short-term variable benchmark interest rates during these periods were generally 0.8% or less and, as such, we incurred realized losses of $28.1 million and $33.7 million during the six months ended June 30, 2014 and 2013, respectively, under the interest rate swap agreements. Included in realized losses for the three and six months ended June 30, 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor. Please see Item 1 – Financial Statements: Note 3.

During the three months ended June 30, 2014 and 2013, we recognized unrealized losses of $23.0 million and unrealized gains of $56.9 million, respectively, on our interest rate swaps. The unrealized losses for the three months ended June 30, 2014 resulted from the transfer of $14.0 million of previously unrecognized losses to realized losses, related to actual cash settlements, offset by $37.0 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter. The unrealized gains for the three months ended June 30, 2013 resulted from the transfer of $19.1 million of previously unrecognized losses to realized losses, related to actual cash settlements, and an additional $37.8 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior quarter.

During the six months ended June 30, 2014 and 2013, we recognized unrealized losses of $47.1 million and unrealized gains of $71.9 million, respectively, on our interest rate swaps. The unrealized losses for the six months ended June 30, 2014 resulted from the transfer of $28.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by $75.2 million of unrealized losses relating to the decreases in long-term LIBOR benchmark interest rates relative to the prior period. The unrealized gains for the six months ended June 30, 2013 resulted from the transfer of $33.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements, and an additional $38.2 million of unrealized gains relating to the increases in long-term LIBOR benchmark interest rates relative to the prior period.

Equity Income. Equity income was $2.4 million and $6.1 million for the three and six months ended June 30, 2014 compared to $1.6 million for the same periods last year relating to the Itajai FPSO unit in which we acquired a 50% interest from Teekay Corporation in June 2013.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($2.8) million and ($3.6) million for the three and six months ended June 30, 2014, respectively, compared to $3.6 million and ($0.1) million for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and six months ended June 30, 2014, foreign currency exchange losses include realized gains of $0.0 million, (2013 - gains of $0.3 million and $1.0 million, respectively) and unrealized losses of $14.3 million and $6.7 million, respectively, (2013 - losses of $9.3 million and $34.8 million, respectively) on the cross currency swaps and unrealized gains of $11.4 million and $2.3 million, respectively (2013 - gains of $13.3 million and $37.2 million, respectively) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange gains of $0.1 million and $0.8 million for the three and six months ended June 30, 2014 (2013 - losses of $0.7 million and $3.8 million, respectively) on all other monetary assets and liabilities. During the six months ended June 30, 2013, we repurchased NOK 388.5 million of the then outstanding NOK 600 million senior unsecured bonds that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds and recorded $6.8 million of realized gains on the termination of the associated cross currency swap.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for the six months ended June 30, 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of the then outstanding NOK 600 million senior unsecured bond issue that matured in November 2013.

Income Tax Expense. Income tax expense was $0.2 million and $1.4 million for the three and six months ended June 30, 2014, respectively, compared to $0.5 million and $0.2 million for the same periods last year. The decrease in income tax expense for the three months ended June 30, 2014 was primarily due to an increase in the deferred tax recovery relating to the Dampier Spirit due to tax losses generated during an off hire period for drydocking during the second quarter of 2014. The increase in income tax expense during the six months ended June 30, 2014 was primarily due to the non-deductibility of certain intercompany interest expense in our Norwegian entities commencing in 2014 due to a change in tax laws, and tax adjustments relating to the Rio das Ostras Brazilian entity during the first quarters of 2014 and 2013.

Net Loss from Discontinued Operations. Net loss from discontinued operations was $2.1 million and $4.3 million, respectively, for the three and six months ended June 30, 2013. We sold the Leyte Spirit, the Poul Spirit and the Gotland Spirit during the first, second and third quarters of 2013, respectively.

If these vessels described above were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

During the first and second quarters of 2013, we terminated the long-term time-charter-out contract employed by the Poul Spirit and the Gotland Spirit with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $4.5 million and $11.3 million, respectively, during the three and six months ended June 30, 2013. In addition, we recorded write-downs and loss on sale of vessels of $7.8 million and $19.0 million, respectively, during the three and six months ended June 30, 2013.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common and Series A preferred units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility that requires us to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at June 30, 2014, this ratio was 144.2%. The vessel value used in this ratio is the appraised value prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio. As at June 30, 2014, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at June 30, 2014, our total consolidated cash and cash equivalents were $251.6 million, compared to $219.1 million at December 31, 2013. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $530.7 million as at June 30, 2014, compared to $331.0 million as at December 31, 2013. The increase in liquidity was primarily due to the proceeds from the issuance of NOK 1,000 million and $300.0 million of senior unsecured bonds in January 2014 and May 2014, respectively, partially offset by our acquisition in March 2014 of 100% of the shares of ALP and the first installment on the four ALP towage vessels; a reduction in the amount available for borrowing under our revolving credit facilities; and the scheduled repayment or prepayment of outstanding term loans.

As at June 30, 2014, we had a working capital deficit of $147.6 million, compared to a working capital deficit of $720.6 million at December 31, 2013. As at June 30, 2014, the working capital deficit included $120.3 million of term loans, $208.5 million of revolving credit facilities and $61.5 million of interest rate swap liabilities. The current portion of long-term debt decreased mainly due to the refinancing of two debt facilities and the repayment of various debt facilities during the six months ended June 30, 2014. In addition, during July and August 2014, we received commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. The refinancing is expected to be completed in September 2014, and the amount available under the new revolving credit facilities will reduce quarterly by $16.5 million per quarter over five years. Our net due to affiliates balance decreased mainly due to repayments made during the first and second quarters of 2014. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2014 and, to a lesser extent, with new and existing undrawn revolving credit facilities and term loans.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2014	2013
Net cash flow from operating activities	36,942	124,192
Net cash flow from financing activities	87,317	78,672
Net cash flow used for investing activities	(91,824)	(245,459)

Operating Cash Flows.

Net cash flow from operating activities decreased to $36.9 million for the six months ended June 30, 2014, from $124.2 million for the same period in 2013 due primarily to a $103.5 million decrease in changes in non-cash working capital items, a $16.0 million decrease in cash receipts from discontinued operations, a $13.6 million increase in net interest expense, a $12.5 million increase in vessel operating expenses, a $12.2 million increase in general and administrative expenses, a $1.8 million increase in dry-docking expenditures and a $1.6 million decrease in realized foreign exchange gains and other items partially offset by a $52.8 million increase in net revenue, a $12.5 million decrease in time-charter hire expense, a $6.6 million decrease in realized losses on derivatives and a $2.3 million decrease in restructuring charges.

The $103.5 million decrease in non-cash working capital items for the six months ended June 30, 2014 compared to the same period last year is primarily due to the timing of settlements with related parties and the timing of payments made to vendors, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our four reportable segments, please read “Results of Operations”.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) from equity offerings of $7.6 million and $209.7 million for the six months ended June 30, 2014 and 2013, respectively. We purchased the Voyageur Spirit FPSO unit and 50% of the Itajai FPSO joint venture during the six months ended June 30, 2013.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $407.9 million for the six months ended June 30, 2014, and $302.4 million for the same period in 2013.

Net proceeds from the issuance of long-term debt increased for the six months ended June 30, 2014, mainly due to the proceeds from the issuance of NOK 1,000 million and $300.0 million unsecured bonds issued during the six months ended June 30, 2014, which were used for general partnership purposes, partially offset by proceeds from the issuance of NOK 1,300 million unsecured bonds issued during the six months ended June 30, 2013 (of which a portion was used to repurchase NOK 388.5 million of existing bonds, to repay existing revolving credit facility debt and for general partnership purposes), a $230 million repayment of an existing debt facility relating to the Voyageur Spirit and the drawdown of a new $330 million debt facility that was used to purchase the Voyageur Spirit FPSO unit during the six months ended June 30, 2013, and the drawdown of $170 million on a new debt facility relating to the two delivered BG Shuttle Tankers during the six months ended June 30, 2013, which was used to partially finance the installments relating to these vessels.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $241.2 million for the six months ended June 30, 2014, from $97.2 million for the same period in 2013.

Cash distributions paid by our subsidiaries to non-controlling interests during the six months ended June 30, 2014 and 2013 totaled $5.7 million and $0.3 million, respectively. Cash distributions paid by us to our common unitholders and our general partner, with respect to our common units, and our Series A preferred unitholders during the six months ended June 30, 2014 and 2013 were $107.2 million and $91.0 million, respectively. The increase in distributions paid by our subsidiaries to non-controlling interests was due to the timing of payments of cash distributions. The increase in distributions to our common and preferred unitholders was attributed to: two increases in our cash distribution to common unitholders, one commencing with the cash distributions paid in the second quarter of 2013 and the other commencing with the cash distribution paid in the first quarter of 2014, of $0.0128 per unit and $0.0131 per unit, respectively, or approximately 2.5% each; an increase in the number of common units resulting from the 5.5 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013; and the issuance of 6.0 million Series A preferred units in 2013. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit. The increase in the 2014 cash distribution coincided with the completion of deliveries of the four BG Shuttle Tankers. Subsequent to June 30, 2014, cash distributions of $51.0 million on our outstanding common units and general partner interest related to the three months ended June 30, 2014 were declared and paid on August 8, 2014. Subsequent to June 30, 2014, cash distributions for Series A preferred units relating to the second quarter of 2014 were declared and paid on August 15, 2014 and totaled $2.7 million.

Investing Cash Flows.

During the six months ended June 30, 2014, net cash flow used for investing activities was $91.8 million, primarily relating to the expenditures for vessels and equipment (including the first installment of $45.4 million on the four newbuilding ALP towage vessels, $47.6 million on various other vessel additions and FSO conversion costs) and the $2.3 million acquisition of 100% of the shares of ALP, partially offset by scheduled lease payments of $2.6 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

During the six months ended June 30, 2013, net cash flow used for investing activities was $245.5 million, primarily relating to the expenditures for vessels and equipment (including installment payments of $184.4 million on the four newbuilding BG Shuttle Tankers, the $52.5 million acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO unit, and $31.8 million on various other vessel additions), partially offset by $20.4 million in proceeds from the sale of the Basker Spirit shuttle tanker, the sale of the Leyte Spirit and the Poul Spirit conventional tankers and scheduled lease payments of $3.0 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2014:

		Balance	2015	2017
		of	and	and	Beyond
	Total	2014	2016	2018	2018
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt(1) (2)	2,070.7	549.5	315.3	491.6	714.3
Chartered-in vessels (Operating leases)	20.5	13.6	6.9	—	—
Acquisition of newbuildings (3)	211.4	14.4	197.0	—	—
Conversion of FSO units (4)	283.6	53.1	230.5	—	—
Norwegian Kroner-Denominated Obligations
Long-term debt (5)	472.8	—	81.5	228.2	163.1

Total contractual obligations	3,059.0	630.6	831.2	719.8	877.4

(1)	Excludes expected interest payments of $26.5 million (remainder of 2014), $89.5 million (2015 and 2016), $70.0 million (2017 and 2018) and $43.4 million (beyond 2018). Expected interest payments are based on LIBOR, plus margins which ranged between 0.3% and 3.25% as at June 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Does not reflect the commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. We expect the refinancing to be completed in September 2014, and the amount available under the new revolving credit facilities will reduce quarterly by $16.5 million per quarter over five years.
(3)	Relates to the acquisition of four towage and anchor handling newbuildings. Please read Item 1 – Financial Statements: Note 11 (e) – Commitments and Contingencies, and Note 15 – Acquisition of ALP Maritime Services B.V.
(4)	Includes amounts reimbursable upon delivery of the units relating to installation and mobilization costs, and the costs of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Please read Item 1 – Financial Statements: Note 11 (c) and (d) – Commitments and Contingencies.
(5)	Excludes expected interest payments of $15.2 million (remainder of 2014), $56.3 million (2015 and 2016), $29.4 million (2017 and 2018) and $0.8 million (beyond 2018). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at June 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2013. As at June 30, 2014, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At June 30, 2014, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at June 30, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs units and related contracts from Teekay Corporation and our accepting the offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•	delivery dates, financing and estimated costs for newbuildings, acquisitions and conversions, including the FAUs and towage vessels;

•	the timing of the commencement of charter contracts for newbuilding and converted vessels, including the HiLoad DP unit;

•	the expectations as to the chartering of two FAUs, and the financing of the FAUs and towage vessel newbuildings;

•	the cost and certainty of our acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hispania and the Njord Bravo;

•	features and performance of next generation HiLoad DP units;

•	results of restructured operations;

•	vessel operating and crewing costs for vessels;

•	our entering into joint ventures or partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our ability to refinance our revolving credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters for two FAUs or financing related to FAUs and towage vessels; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2013. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at June 30, 2014 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2014	2015	2016	2017	2018	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2) (3)	544.5	139.9	152.6	246.3	226.0	290.3	1,599.6	1,581.5	1.8%
Variable Rate (NOK) (4)	—	—	81.5	97.8	130.4	163.1	472.8	486.1	6.4%
Fixed-Rate Debt ($U.S.)	5.0	10.8	12.0	5.3	14.0	424.0	471.1	478.5	5.6%
Interest Rate Swaps:
Contract Amount (5)	422.9	286.4	156.9	128.9	137.7	663.0	1,795.8	187.6	3.6%
Average Fixed Pay Rate (2)	3.4%	3.7%	3.2%	1.2%	1.1%	4.7%	3.6%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2014 ranged between 0.3% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Does not include commitments received to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. The refinancing is expected to be completed in September 2014, and the amount available under the revolving credit facilities will reduce quarterly by $16.5 million per quarter over five years.
(4)	Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR.
(5)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2014, we were committed to the following foreign currency forward contracts:

					Fair Value / Carrying
	Contract Amount	Average	Expected Maturity		Amount of Asset (Liability)
	in Foreign Currency	Forward	2014	2015	(in thousands of U.S. Dollars)
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)		Non-hedge
Norwegian Kroner	410,000	6.16	30,526	36,004	(164)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 9 – Derivative Instruments and Hedging Activities.

As at June 30, 2014, we were committed to the following cross currency swaps:

					Fair Value /
					Carrying
Principal	Principal				Amount of
Amount	Amount	Floating Rate Receivable			Asset
NOK	USD	Reference		Fixed Rate	(Liability)	Remaining
(thousands)		Rate	Margin	Payable	(Thousands of U.S. Dollars)	Term (years)
600,000	101,351	NIBOR	5.75%	7.49%	(6,337)	2.6
500,000	89,710	NIBOR	4.00%	4.80%	(8,943)	1.6
800,000	143,536	NIBOR	4.75%	5.93%	(14,285)	3.6
1,000,000	162,200	NIBOR	4.25%	6.28%	(2,621)	4.6

					(32,186)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2014, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE  30, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information – Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 26, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)